UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5
Av. Lázaro Cárdenas 2225
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

   Yes    No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA and ICA Announce Extension of Lock-Up Period Related to Global Public Secondary Offering of 82.6 million OMA shares

Mexico City, June 20, 2013 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, and Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announced today that in connection with the underwritten secondary public offering of OMA’s Series B shares, without par value, directly or in the form of American Depositary Shares (ADSs), currently held by Aeroinvest, S.A. de C.V. (Aeroinvest), ICA’s indirect wholly owned subsidiary, that commenced on June 7, 2013, Aeroinvest has agreed to lengthen the term of its lock-up period (pursuant to an underwriting agreement to be signed on the date of pricing of the offering) from 90 days to 365 days from the date of the pricing of the offering. Pursuant to such lock-up provision, Aeroinvest would agree, for a period of 365 days from the date of pricing of the offering, subject to certain exceptions, to not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, the offering’s global coordinator and joint bookrunner, directly or indirectly, sell, dispose of or hedge any Series B shares or ADSs or any securities convertible into or exchangeable for Series B shares or ADSs.

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission on May 15, 2013 (SEC File No. 333-188624).

This release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This press release contains various “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by words such as “will,” “may,” “could,” “expect,” “anticipate,” “believes,” “intends,” “should,” “plans,” “estimates,” “approximate,” “guidance” and similar expressions in this press release that predict or indicate future events and trends and that do not report historical matters, although not all forward-looking statements contains these words. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to various factors, including (with respect to ICA) material changes in the performance or terms of its concessions, ability to obtain additional debt or equity financing on attractive terms, developments in legal proceedings, economic and political conditions and government policies in Mexico or elsewhere, inflation and exchange rates, regulatory developments, and customer demand and competition; and (with respect to OMA) governmental regulations governing airport operations, airport concessions, and maximum rates, air traffic volumes, U.S. and global economic activity, fuel prices, terrorist attacks, factors affecting Mexican tourism, and tax claims asserted by municipalities. These and other risk factors are set forth in ICA’s and OMA’s most recent filings on Form 20-F and in any filings or submissions the companies have made with the SEC subsequent to their most recent filings on Form 20-F. All forward-looking statements are based on information available to ICA and OMA on the date hereof, and neither ICA nor OMA assumes any obligation to update such statements.

About ICA

Empresas ICA, S.A.B. de C.V., is Mexico's largest construction and infrastructure operations company. ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate. Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest construction and infrastructure operations company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB).

For more information contact

ICA
Victor Bravo, CFO
vbravo@ica.mx

Gabriel de la Concha, CIO
gabriel.delaconcha@ica.mx

relacion.inversionistas@ica.mx
+52 (55) 5272 9991 ext.3696

OMA

José Luis Guerrero Cortés, CFO
jlguerrero@oma.aero
+52 (81) 8625 4300 ext. 308

In the United States:

Daniel Wilson, Zemi Communications
+1 (212) 689 9560
dbmwilson@zemi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: June 20, 2013